Datalink Corporation

8170 Upland Circle

Chanhassen, MN  55317

VIA EDGAR SYSTEM

January 19, 2010

Attn: Mr. Ryan Rohn

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                            Datalink Corporation

Form 10-K report for fiscal year ended December 31, 2008

Filed March 26, 2009

Form 10-Q for the quarterly period ended September 30, 2009

Filed November 12, 2009

File No. 000-29758

Dear Mr. Rohn:

We are writing in response to the Staff’s comments expressed in your January 7, 2010 letter regarding our 2008 Form 10-K and our September 30, 2009 Form 10-Q.

Form 10K for the fiscal year ended December 31, 2008

Notes to Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page 37

1.                                       Comment:                                           We have reviewed your response to our prior comment number 2.  Identify the third parties you prepay and describe the nature of the direct support they provide to your customers.  Tell us why you prepay.  Indicate whether the third parties are the primary obligator under these contracts.  Describe the significant terms of your agreements with the third parties.  For example, tell us whether the fees structure is fixed or variable.  Describe any performance requirements such any minimum or maximum number of support levels.  Explain why you believe that the deferred costs should be amortized based on a straight-line basis instead of based on levels of activity.  Please advise.

Response:                                        When we sell hardware and/or software products to our customers, we enter into support agreements with them.  A majority of the time, our internal team fields the first call from the customer and performs an initial technical triage to determine the source of the problem (as we usually combine hardware and software products from different vendors) and whether we can direct the customer on how to fix the problem.  If we cannot solve the problem in this fashion (such as if an identified problem requires replacement hardware or parts or specialized engineering support such as a software code re-write or a hardware re-design), we transfer the customer to the manufacturer itself or its designated service organization.  We then track the incident for our customer’s benefit to ensure prompt resolution by the third party.

When we do not provide “first call” assistance (usually because the manufacturer has not authorized us to do so), our customers call the manufacturer or its designated service organization directly for both the initial technical triage and any follow-up work.  If the customer calls us first, we transfer the customer to the third party and, as a customer service, track the incident for our customer’s benefit as above.

In either scenario above, we purchase third party support contracts from the manufacturers for their services.  In accordance with our agreements, and consistent with standard industry practice, we prepay the third party based on its “list price” for maintenance on the specific hardware and software products we have sold, less our negotiated discounts with the third party.  Terms are net 30 days.  As expected, we receive larger discounts off of “list price” when we provide the initial “first call” services.

We usually present quotations for maintenance arrangements to our customers without differentiating as to whether we, or a third party, is providing the service.  Accordingly, we are, from our customers’ perspectives, the primary obligor on our maintenance arrangements.  We directly enter into the agreements with our customers to provide maintenance services.  In all cases, we set the price to our customer for the maintenance arrangements, whether or not we provide our first call services, and bill our customers for the maintenance arrangements.  We owe the various third parties regardless of whether we collect from our customer.

We have customer support contracts with NetApp, Inc., Sun Microsystems, Inc., Brocade Communication Systems, Inc., Cicso Systems, Inc., EMC Corporation, Hitachi Data Systems, Hewlett-Packard Company, Symantec Corporation, Sepaton, Inc., VMWare, Inc., Adaptec, Inc., Aptare, Inc., Diligent Technologies, F5 Networks, Inc., FalconStor Software, Inc., IBM, Quantum Corp., Riverbed Technology, Spectra Logic Corporation, Dell Inc., and approximately 20 other vendors that are insignificant individually and in total.  The required level of support from each third party vendor varies by agreement.

In order to maintain particular discount levels when we provide first call customer support, we must meet minimum (but are subject to no maximum) problem resolution requirements and training and certification.  These requirements vary by vendor.  If we fail to meet these requirements, the vendor can reduce our discount or rescind our authority to provide first call customer support services on the vendor’s products.

We amortize the deferred costs (and recognize revenues) relating to our maintenance arrangements on contracts we purchase from third parties on a straight-line basis over the contractual life of the agreement, which usually is 12 months.  We believe that straight line is appropriate as it reflects the pattern over which the asset is used and we have no other reliable indicators to allow us conclusively to conclude that these services are performed other than on a straight line basis.

With this letter, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, or would like to discuss this further, please call me at (952) 279-4816.

Sincerely,

Datalink Corporation

/s/ Gregory T. Barnum
Gregory T. Barnum, Vice President — Finance and Chief Financial Officer

cc:  Jeffrey C. Robbins, Esq., Messerli & Kramer P.A.

Brent G. Blackey, Audit Committee Chairman

James R. Knudson, McGladrey & Pullen, LLP